

Mail Stop 3233

December 7, 2016

VIA E-MAIL
James E. Sharp
Chief Accounting Officer
Tier REIT, Inc.
5950 Sherry Lane, Suite 700
Dallas, TX 75225

> **Re:** **Tier REIT, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **Form 8-K**
> **Filed November 9, 2016**
> **File No. 001-37512**

Dear Mr. Sharp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 9, 2016

Exhibit 99.2

1.   We note that guidance provided is comprised mainly of Non-GAAP information. Please revise future filings to include equivalent GAAP guidance with equal or greater prominence. Reference is made to Item 10(e)(1)(i)(A) of Regulation S-K.

2.   Given that NOI is a Non-GAAP measure, please revise your label for Same Store GAAP NOI growth to simply Same Store NOI growth in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate
and Commodities